                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999.

                                      or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________________ to __________.

                        Commission file number 1-12273


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Roper Industries, Inc. Employees' Retirement Savings 003 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Roper Industries, Inc., 160 Ben Burton Rd., Bogart, GA 30622.

                         Independent Auditors' Report


The Board of Directors
Roper Industries, Inc.:

We have audited the accompanying statement of net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 003 Plan (the "Plan") as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 1998 and the statement of changes in net assets available for benefits for the year ended December 31, 1998 were audited by other auditors whose report dated April 19, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule as of December 31, 1999 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              Arthur Andersen LLP

June 16, 2000
Atlanta, Georgia

                         Independent Auditors' Report


The Board of Directors
Roper Industries, Inc.:

We have audited the accompanying statement of net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 003 Plan (the "Plan") as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                  KPMG LLP

April 19, 1999
Atlanta, Georgia

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998
                                (in thousands)

                                                1999       1998
                                             -------    -------
Investments, including cash                  $65,760    $49,927
                                             -------    -------

Contributions receivable:
  Participant withholdings                       250        332
  Employer matching                              267        331
                                             -------    -------
                                                 517        663
                                             -------    -------

Net assets available for benefits            $66,277    $50,590
                                             =======    =======

                See accompanying notes to financial statements.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

           Statements of Changes in Net Assets Available for Benefits

                For the years ended December 31, 1999 and 1998
                                (in thousands)


                                              1999            1998
                                            --------        --------
Additions:
  Investment income:
    Net appreciation in fair
     value of investments                   $13,024         $ 1,585
    Dividends                                 2,013           2,488
    Interest                                     75              70
                                            -------         -------
                                             15,112           4,143
                                            -------         -------
  Contributions:
    Participant rollovers                       297           1,103
    Participant withholdings                  2,920           2,918
    Employer matching                         2,729           2,868
                                            -------         -------
                                              5,946           6,889
                                            -------         -------
      Total additions                        21,058          11,032
                                            -------         -------

Deductions:
  Benefits paid to participants               5,363           3,135
  Administrative expenses                         7               3
  Other                                           1             110
                                            -------         -------

      Total deductions                        5,371           3,248
                                            -------         -------

      Net increase                           15,687           7,784

Net assets available for benefits:
  Beginning of year                          50,590          42,806
                                            -------         -------
  End of year                               $66,277         $50,590
                                            =======         =======

                See accompanying notes to financial statements.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements
                          December 31, 1999 and 1998


1. Plan Description

   The following description of the Roper Industries, Inc. Employees' Retirement Savings 003 Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

   General
   -------

     The Plan, sponsored by Roper Industries, Inc. (the "Company"), is a defined contribution retirement savings plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. All assets of the Plan are held, administered and invested by its trustee. Effective September 1, 1999, Scudder Kemper Retirement Services ("Scudder") replaced Merrill Lynch Trust Company ("Merrill Lynch") as trustee for the Plan.

     Effective January 1, 1999, the Plan adopted Statement of Position ("SOP") 99-3 - Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. SOP 99-3 established new disclosure requirements for defined contribution plans.

   Eligibility
   -----------

     Employees of certain of the Company's subsidiaries become eligible to participate in the Plan after six months of continuous service provided the employee has attained 18 years of age. New employees of the Company resulting from certain mergers and acquisitions are credited for service with the prior company for eligibility and vesting purposes.

   Participant Contributions
   -------------------------

     Participants may make contributions in 1% increments of their eligible compensation, within the range of 1% to 25%, for each payroll period in the form of (i) before-tax contributions (15% maximum), (ii) after-tax contributions or (iii) a combination of before-tax and after-tax contributions. Total participant contributions during the Plan's fiscal year may not exceed the ceiling established by the Internal Revenue Service ($10,000 for 1999). A participant may withdraw all or part of after-tax contributions after filing a written application. Participants may change their rate of contributions up to four times per year.

   Employer Contributions
   ----------------------

     The Company contributes an amount equal to 3% of each participant's eligible compensation, matches 100% of the first 3% of a participant's compensation contributed to the Plan and matches 50% of the second 3% of a participant's compensation contributed to the Plan. Employer contributions are also limited by guidelines established by the Internal Revenue Service. Employer contributions can only be based on the first $160,000 of participant compensation in 1999.

   Participant Accounts
   --------------------

     The Plan's trust consists of contributions by the participants and the Company and net earnings from investments. Investment appreciation and/or depreciation and investment earnings are credited to or deducted from participant accounts based on the ratio of each participant's account to the aggregate of all participant accounts within each fund on a daily basis.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements
                          December 31, 1999 and 1998

  Investment Options
  ------------------

     Each participant may elect to have contributions invested in any of the investment funds offered by the Plan. Effective September 1, 1999, these investment choices consisted of Roper Industries, Inc. common stock, Scudder Balanced Fund, Scudder Growth and Income Fund, Scudder International Fund, Scudder Large Company Growth Fund, Scudder Stable Value Fund, Scudder Stock Index Fund, INVESCO Dynamics Fund, Janus Worldwide Fund, Managers Special Equity Fund and PIMCO Total Return Fund. From January 1, 1998 through August 31, 1999, these investment choices consisted of Roper Industries, Inc. common stock, Merrill Lynch Retirement Preservation Trust, Merrill Lynch Equity Index Trust, MFS Emerging Growth Fund, AIM Value Fund, Templeton Foreign Fund, Merrill Lynch Capital Fund, Merrill Lynch Basic Value Fund and Merrill Lynch Corporate Bond Fund.

  Benefit Payments
  ----------------

     Upon separation of service, as defined by the Plan, participants may generally elect to receive their vested account balances in either a lump-sum payment or several forms of periodic installments. If vested account balances are less than $5,000, participants will automatically receive a lump-sum distribution.

  Vesting
  -------

     Participants are immediately vested in their contributions plus investment performance thereon. Employer contributions become vested to participants 20% after the first year of participation and an additional 20% after each additional year of participation, up to 100%.

  Termination
  -----------

     The Company may terminate, or partially terminate, the Plan or discontinue employer contributions to the Plan at any time, in which case all employer contributions and allocated earnings to each participant's account would become fully vested and nonforfeitable.

  Forfeitures
  -----------

     All forfeitures by participants, as defined by the Plan, are retained in the Plan and are used to pay Plan expenses and reduce employer contributions. The Plan applied forfeited nonvested amounts of $156,000 and $103,000 against employer contributions during the years ended December 31, 1999 and 1998, respectively.

  Participant Loans
  -----------------

     Participants may borrow up to the lesser of 50% of their vested account balance, 100% of the participant-contributed portion of their total account balance or $50,000. Generally, loans must be repaid within five years.
     The interest rate on such loans is 1 1/2 percentage points higher than the prime interest rate at the inception of the loan. A participant may have only one loan outstanding at any time. There is generally a 30-day waiting period between loans.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements
                          December 31, 1999 and 1998

2. Summary of Significant Accounting Policies

   Basis of Accounting
   -------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting. Certain reclassifications have been made to the 1998 financial statements to be consistent with the current presentation.

   Use of Estimates
   ----------------

     Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

   Investments
   -----------

     Investments are stated at fair value. Fair values for investments in mutual funds, common trust funds and Roper Industries, Inc. common stock were determined using the closing prices as published by financial sources believed to be reliable. Participant loans are stated at the unpaid balances on individual participant accounts, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis.

     In the statement of changes in net assets available for benefits, net appreciation in fair value of investments includes realized gains or losses and the unrealized appreciation or depreciation of those investments.

     In-kind distributions of Plan assets are recorded at cost.

     The Company has multiple plans, including the Plan, covering its employees. Each subsidiary's employees generally participate in only a single plan. Participants transferring between companies and between plans are reported as a distribution by one plan and a rollover contribution by the other plan. Such transactions affecting the Plan during the years ended December 31, 1999 and 1998 were immaterial.

   Expenses
   --------

     The Company pays substantially all administrative expenses of the Plan.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements
                          December 31, 1999 and 1998


3. Investments

   Investments that represented 5% or more of the Plan's net assets at December 31, 1999 or 1998 were as follows (in thousands):

                                                     1999        1998
                                                    -------     -------

     Scudder Large Company Growth Fund              $18,811     $     -
     Scudder Stable Value Fund                       17,093           -
     Roper Industries, Inc. common stock              9,033       6,317
     Scudder Balanced Fund                            6,445           -
     INVESCO Dynamics Fund                            4,718           -
     Scudder Stock Index Fund                         3,571           -
     AIM Value Fund                                       -      14,957
     Merrill Lynch Retirement Preservation Trust          -      12,718
     Merrill Lynch Capital Fund                           -       6,385


   The Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows for the years ended December 31, 1999 and 1998 (in thousands):
                                                     1999         1998
                                                    -------     --------
     Investments, at fair value:
         Mutual funds                               $ 7,533     $ 2,993
         Common trust funds                             487         393
         Common stock                                 5,004      (1,801)
                                                    -------     -------

                                                    $13,024     $ 1,585
                                                    =======     =======


4. Income Tax Status

   The latest determination letter applied to the Plan related to an amendment dated October 29, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code for qualified plans. The Plan has been amended since receiving the aforementioned determination letter. However, the Company believes that the Plan is currently designed and administered in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and continues to be tax-exempt.

5. Related Party Transactions

   Certain Plan investments are, or were, shares of mutual funds or common trust funds managed by Scudder or Merrill Lynch. Scudder, and previously Merrill Lynch, is, or was, the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

   Certain Plan investments are shares of Roper Industries, Inc. common stock. Roper Industries, Inc. is the sponsor of the Plan.

                                                                      Schedule 1



         ROPER INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

       Schedule H, 4i - Schedule of Assets Held for Investment Purposes

                               December 31, 1999
                                (in thousands)


                                                                      Shares/            Current
    Identity of issuer, borrower, lessor or similar party              units              value
    -----------------------------------------------------------   ---------------     ---------------
    Mutual funds:

*       Scudder Balanced Fund                                         305                $ 6,445
*       Scudder Growth and Income Fund                                 60                  1,604
*       Scudder International Fund                                     16                  1,138
*       Scudder Large Company Growth Fund                             445                 18,811
        INVESCO Dynamics Fund                                         182                  4,718
        Janus Worldwide Fund                                           14                  1,094
        Managers Special Equity Fund                                    3                    236
        PIMCO Total Return Fund                                       103                  1,017

    Common trust funds:

*       Scudder Stable Value Fund                                  17,093                 17,093
*       Scudder Stock Index Fund                                       87                  3,571

    Common stock:

*       Roper Industries, Inc. common stock                           239                  9,033

    Other:

        Participant loans                                             881                    881

*   Scudder and Roper Industries, Inc. are parties-in-interest to the Plan.


                See accompanying independent auditors' report.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                   Roper Industries, Inc. Employees' Retirement Savings 003 Plan
                   -------------------------------------------------------------
                                         (Name of Plan)


                   By:  Roper Industries, Inc., Plan Administrator

                   By: /s/ Martin S. Headley
                       --------------------------------------------------
                                         (Signature)

                       Martin S. Headley                       June 19, 2000
                       Vice President and Chief Financial Officer